SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

GILAT SATELLITE NETWORKS LTD.
(Name of Subject Company (Issuer))

KCPS SATELLITE COMMUNICATIONS, LIMITED PARTNERSHIP
KCPS SATELLITE HOLDINGS LTD.
KCPS PE INVESTMENT MANAGEMENT (2006) LTD.
(Names of Filing Persons (Offerors))

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE
(Title of Class of Securities)

M51474118
(CUSIP Number of Class of Securities)

Limor Ressler, Adv.
KCPS PE Investment Management (2006) Ltd.
One Azrieli Center (Round Tower), Tel Aviv 67021, Israel
+(972)-3-777-9000
(Name,address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center (Round Building), Tel Aviv 67021, Israel
Telephone: +(972)-3-607-4444

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,394,900	$ 413***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 2,026,000 ordinary shares of Gilat Satellite Networks Ltd. at a purchase price of $3.65 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by KCPS Satellite Communications, Limited Partnership, a limited partnership organized under the laws of the State of Israel, KCPS Satellite Holdings Ltd., a corporation organized under the laws of the State of Israel and KCPS PE Investment Management (2006) Ltd., a corporation organized under the laws of the State of Israel (collectively, the “Bidder Group”), on June 8, 2009 with the Securities and Exchange Commission (the “Schedule TO”), in connection with its offer to purchase 2,026,000 outstanding ordinary shares, NIS 0.20 par value per share (the “Shares”), of Gilat Satellite Networks Ltd. (“Gilat”), at $3.65 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated June 8, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

1. The following paragraphs are inserted following the third paragraph under heading “Background” on page 4 of the Offer to Purchase:

        “More specifically, we requested from the SEC exemptive relief from Rule 14d-7(a)(1) – which requires that any person who has deposited securities pursuant to a tender offer will have the right to withdraw any such securities during the period such offer remains open – and no action relief from Rule 14e-1(c) – which requires that a bidder making a tender offer is required to pay the consideration offered promptly after the termination of the offer – to allow us to conduct a four-calendar day additional offering period following the completion of the Initial Offer Period during which no withdrawal rights will be available and to pay for Gilat shares tendered during the Initial Offer Period and Additional Offer Period, subject to proration if any, within four U.S. business days of the expiration of the Additional Offer Period.

        In early May 2009, we offered York to enter into a voting agreement with respect to Gilat shares effective upon the successful consummation of the Offer. On May 24, 2009, the respective legal counsels of KCPS PE and York began discussing the terms of a voting agreement, and considered the nomination and election of a joint slate of directors. In subsequent days until June 5, 2009, the parties negotiated the specific terms of the voting agreement, including the scope and term of any additional cooperation regarding their respective investments in Gilat.”

2. The following paragraph is inserted following the first paragraph under heading “Voting Agreement” on page 6 of the Offer to Purchase:

        “Following the successful completion of the offer, upon effectiveness of the voting agreement, we will be deemed to beneficially own the Gilat shares held by York in addition to any Gilat shares that we will hold directly.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KCPS SATELLITE COMMUNICATIONS, LIMITED PARTNERSHIP By: /s/ KCPS SATELLITE HOLDINGS LTD., its General Partner
By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Gilad Shavit —————————————— Gilad Shavit Director

KCPS SATELLITE HOLDINGS LTD. By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Gilad Shavit —————————————— Gilad Shavit Director

KCPS PE INVESTMENT MANAGEMENT (2006) LTD. By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Yitzhak Raab —————————————— Yitzhak Raab CFO and Director

Dated: June 22, 2009